UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number: 000-51236

DEVONSHIRE RESOURCES LTD.
(Translation of registrant's name into English)

Suite 1500 - 701 West Georgia Street
Vancouver, British Columbia Canada V7Y 1K8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F     [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]     No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Name Change

99.2	News Release Dated October 11, 2007

99.3	News Release Dated October 19, 2007

99.4	Annual Financial Statements for the Year Ended June 30, 2007

99.5	Management Discussion and Analysis for the Year Ended June 30, 2007

99.6	Form 52-109F1 - Certification of Annual Filings - CEO

99.7	Form 52-109F1 - Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ripple Lake Diamonds Inc.
(Registrant)

Date: November 1, 2007	By:	/s/ Ming Wong
Ming Wong

	Title:	Chief Financial Officer